Exhibit 99.1

Neovasc Announces Effective Date of Share Consolidation

VANCOUVER, BC – April 27, 2022 -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive devices for the treatment of refractory angina, and in the development of minimally invasive transcatheter mitral valve replacement technologies, announced today that the Company has filed articles of amendment, effective today, to effect the previously announced share consolidation (reverse stock split) (the “Consolidation”) of its issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-Consolidation Common Share for every twenty-five (25) pre-Consolidation Common Shares. The Consolidation will reduce the number of Common Shares issued and outstanding from approximately 68,228,061 Common Shares to approximately 2,729,107 Common Shares. The Common Shares are expected to commence trading on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Capital Market (the “Nasdaq”) on a post-Consolidation basis on or about the opening of trading on April 29, 2022.

The Company's transfer agent, Computershare Investor Services Inc., is anticipated to send a letter of transmittal on April 27, 2022 to the registered holders of Common Shares. The letter of transmittal will contain instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the transfer agent. Shareholders may also obtain a copy of the letter of transmittal by accessing the Company’s SEDAR profile at www.sedar.com or the Company’s EDGAR profile at www.sec.gov. Until surrendered, each certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation. If shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

The Company’s new CUSIP number is 64065J403 and its new ISIN number is CA64065J4037.

For additional information regarding the Consolidation, please refer to the Company’s Notice of Annual General and Special Meeting of Shareholders and Management Information Circular dated March 10, 2022, which are available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

About Neovasc

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to the Company’s expectations relating to the Company’s opening of trading on the TSX and the Nasdaq on a post-consolidation basis. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks around the Company's ability to continue as a going concern; risks around the Company's history of losses and significant accumulated deficit; risks related to the COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2021 and 2020 but not at December 31, 2019; risks relating to the Common Share price being volatile; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to the influence of significant shareholders of the Company over our business operations and share price; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; risks relating to future issuances of equity securities by the Company, or sales of common shares or conversions of convertible notes, and exercise of warrants, options and restricted stock units by our existing security holders, causing the price of the Company's securities to fall; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021(a copy of which may be obtained at www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators (copies of which may be obtained at www.sedar.com or www.sec.gov), whether because of new information, future events or otherwise, except as required by law.

Contacts
Investors:
Mike Cavanaugh
ICR Westwicke
Phone: +1.617.877.9641
Email: Mike.Cavanaugh@westwicke.com

Media:
Sean Leous
ICR Westwicke
Phone: +1.646.866.4012
Email: Sean.Leous@westwicke.com